FORM 4

OMB APPROVAL

OMB Number:	3235-0287
Expires:	January 31, 2005
Estimated average burden hours per response	0.5

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
James (Last) **Thomas** (First) **A.** (Middle)	**Raymond James Financial (RJF)**	_X_ Director _____ 10% Owner
	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Day/Year **January 3, 2003**	_X_ Officer (give title below) _____ Other (specify below) **Chairman/CEO**
880 Carillon Parkway (Street)		5. If Amendment Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ____ Form filed by More than One Reporting Person
St. Petersburg (City) **FL** (State) **33716** (ZIP)			

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Raymond James Financial, Inc. (RJF)			Code	V	Amount	(A) or (D)	Price			
RJF Common Stock								**6,034,131**	**D**	**TTEE 12/20/76 Thomas A. James**
RJF Common Stock								**463,984***	**I**	**Employee Stock Ownership Plan & Trust**
RJF Common Stock								**21,372**	**I**	**Mary S. James (wife)**
RJF Common Stock								**323,508**	**I**	**Helen W. James Annuity Trust**
RJF Common Stock								**152,909**	**I**	**Grandchildren Trust**
RJF Common Stock								**3,362,680**	**I**	**Robert A. James Trust**
RJF Common Stock								**23,550**	**D**	

* Includes number of shares acquired under ESOP through 12/2002

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

(Over)

SEC 1474 (7-96)

FORM 4 (continued)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3.A Deemed Execution Date if any (Month/Day/Y	4. Transaction Code (Instr. 8)		5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount Underlying Securi (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of derivative Month (Instr. 4)	10. Ownership Form of Security Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount Number of Shares				

Explanation of Responses:

/S/ Thomas A. James   1/3/2003
**Signature of Reporting Person   Date

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